JOHN T. MCKENNA
(650) 843-5059
jmckenna@cooley.com

September 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Attn:	Ms. Barbara C. Jacobs Ms. Maryse Mills-Apenteng

RE:	Compellent Technologies, Inc. Registration Statement on Form S-1 — Amendment No. 2 Filed on September 11, 2007 File No. 333-144255
Ladies and Gentlemen:
On behalf of Compellent Technologies, Inc. (the “Company”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-144255 (the “Registration Statement”). We are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 13, 2007, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Ms. Barbara C. Jacobs.
The Amendment is being filed in response to comments received from the Staff, by letter dated September 8, 2007, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
General
1.	While your initial filing noted that you have applied for listing of your common stock on the Nasdaq Global Market the current amendment indicates that you have applied for listing on the NYSE Arca. Please advise.

The Company advises the Staff that subsequent to the initial filing of the Registration Statement, the Company decided to pursue a listing on NYSE Arca, rather than the Nasdaq Global Market. The Company has revised the disclosure throughout the Amendment to reflect this decision.

2.	Please refer to prior comment 9 of our letter dated August 2, 2007. We note the you have changed many of the general conclusions cited in our prior comment with the general conclusion that your business or revenues may be “adversely affected” and similar terms. Please revise to eliminate all such general conclusions and replace them with specific disclosure as to how the cited risk would harm or adversely affect your business or revenues.
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

September 11, 2007
Page Two

The Company acknowledges the Staff’s comment and, in response, has revised the disclosures throughout the risk factors section of the Amendment.
Our auditors have identified significant deficiencies, page 20
3.	Please refer to prior comment 14 of our letter dated August 2, 2007. We note that you have revised your disclosure in risk factors and management’s discussion and analysis. Please clarify whether management believes the deficiencies still exist or have been effectively addressed by the remedial measures taken.

The Company has revised the disclosures on pages 20 and 57 of the Amendment in response to the Staff’s comments.
Management’s Discussion and Analysis
Comparison of Years Ended December 31, 2005 and 2006, page 47
4.	Please refer to prior comment 25 of our letter dated August 2, 2007. To the extent the disclosure regarding the amount of revenue per megabyte offset by increased capacity affects an understanding of your revenues for the relevant period, it would appear that this information should be retained despite the difficulty you cite with regard to quantifying such information. With regard to quantifying the information, consider whether you can estimate by what percent reduced revenue is offset by the increased capacity or provide some other measure of the offset.

The Company has revised the disclosure on pages 45 and 47 of the Amendment in response to the Staff’s comments. The Company advises the Staff that, while it believes that it has experienced lower revenue per megabyte for disk drives consistent with the storage industry as a whole, this decrease has been offset by increased revenue from enhanced capacity and complexity of systems purchased by its end users. The Company believes it is not possible to accurately quantify the impact that this offset has had on the Company’s revenue, either as a percentage of revenue or some other measure for the periods presented.
Compensation Discussion and Analysis, page 81
5.	We reissue prior comments 39 and 40 of our letter dated August 2, 2007. Please provide us with your analysis of the competitive harm that would result from disclosing the corporate performance targets for the historical period and for the current year. Your response that “quantitative corporate targets under the 2006 and 2007 Incentive Plans are confidential and commercial information” is conclusory does not demonstrate why you believe this to be so. With respect to historical periods, we believe it would be difficult to show the competitive harm that that would result from disclosure of such targets. Moreover, the revised disclosure on pages 83-84 describes individual performance goals on a general basis. This disclosure should be provided on an individualized basis. Finally, to the extent you have provided us with a sufficient basis for concluding that the corporate performance targets constitute confidential information, your statement that the revenue targets “were designed to be difficult to achieve” does not adequately explain the level of difficulty associated with achieving the targets. Please revise.
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

September 11, 2007
Page Three
The Company acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 84 through 87 of the Amendment. The Company has revised the disclosure on page 84 to disclose the target cash incentive payments for each executive officer under the 2006 Management Incentive Plan as well as specific financial and corporate objectives for 2006. The Company has also revised the disclosure on page 85 to disclose the target cash incentive payments for each executive officer under the 2007 Management Incentive Plan and has revised the disclosure on page 86 to indicate the level of probability of achieving such target cash incentive payment.

The Company believes that the disclosure of the quantitative financial objectives under the 2007 Management Incentive Plan would provide valuable insight to the Company’s competitors regarding the internal revenue targets that the Company has set for its executive officers and senior management solely for compensation purposes. As an emerging technology company operating in a dynamic and competitive marketplace, the Company’s internal revenue forecasts involve a number of subjective assumptions, including the Company’s ability to efficiently use existing funds to expand its operations and support its sales and marketing functions, as well as anticipated timing of the release of new software and hardware features. At the time of the establishment of the 2007 Management Incentive Plan, the Company did not believe it was a candidate for an initial public offering in 2007 and the Company does not believe comparable information is available regarding its competitors. The Company respectfully submits that for the above reasons, the Company believes it would suffer competitive harm if it were required to disclose its internal financial objectives under the 2007 Management Incentive Plan.
Please do not hesitate to contact me at (650) 843-5059, Mark P. Tanoury at (650) 843-5016 or Nicole C. Brookshire at (650) 843-5731, if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ John T. McKenna
John T. McKenna

cc:	Philip E. Soran, Compellent Technologies, Inc.
John R. Judd, Compellent Technologies, Inc.
Mark P. Tanoury, Esq., Cooley Godward Kronish llp
 Nicole C. Brookshire, Esq., Cooley Godward Kronish llp
Kenneth R. McVay, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Daniel E. O’Connor, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
John F. Dietz, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Greg Steiner, Grant Thornton LLP
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM